

Mail Stop 4561

April 17, 2009

*Via U.S. mail and facsimile to (808) 694-4626*

Kent T. Lucien
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

      **RE:    Bank of Hawaii Corporation**
                  **Form 10-K for Fiscal Year Ended December 31, 2008**
                  **Filed February 25, 2009**
                  **File No. 001-06887**

Dear Mr. Lucien,

      We have reviewed your letter filed on April 8, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis

Analysis of Business Segments, page 28

1.    We note your response to prior comments 1, 2 and 3.  We continue to question the appropriateness of your presentation of the non-GAAP measures NIACC and RAROC.  Please address the following related these measures:

   a. Tell us whether you utilize these non-GAAP measures in determining compensation or benefits, as defined in your compensation agreements, or whether the measures are only used to assess segment performance and allocate resources.  If you do utilize the measures in determining compensation, please revise future filings to state this fact.

   b. If you do not utilize the measures in determining compensation, please tell us why you do not present these measures in Note 12 on pg. 78 since, as you state, SFAS 131 does require that you report financial information in segment disclosures on the basis that is used internally for evaluating segment performance.

   c. Revise future filings to clearly label NIACC and RAROC as non-GAAP measures both in your narrative MD&A disclosure and in your reconciliation table on pg. 29.

   d. In order to promote transparency and clarity in your disclosures, revise future filings to present each adjustment to allocated net income (e.g. economic provision adjustment, hedge effectiveness adjustment on mortgage servicing rights, tax effect) on a separate line item in your reconciliation table on pg. 29.  Further, please revise future filings to disclose the nature of these adjustments.

   e. Tell us specifically why you believe that these adjustments to allocated net income are not prohibited under Item 10(e)(1)(ii)(B) of Regulation S-K.

   f. We note your proposed disclosure states that there are "inherent limitations" related to these non-GAAP measures.  Please revise future filings to disclose the specific limitations related to using NIACC and RAROC.  Further, please revise future filings to disclose the manner in which management compensates for these limitations.

Analysis of Statements of Condition – Loans and Leases, page 34

2.    We note your response to prior comment 4.  In your proposed revised disclosure you state that you consider loan-to-value ratios as a component in your lending process, specifically related to commercial mortgage and construction loans and residential home mortgage loans.  Please revise your future filings to disclose the

loan-to-value ratio range for each loan category. Please also include this information for any other loan categories in which you consider loan-to-value ratios a determining factor in your lending process.

3.      Please expand your proposed future filing disclosure related to home equity loans to disclose whether these loans are fixed rate or variable rate loans, the credit requirements and the documentation requirements for these loans.

4.      Please revise future filings to disclose whether you obtain updated appraisals for loans that are collateral-dependent when those loans become impaired, and how the updated appraisal affects the loan value at the time it is impaired.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant